Dreyfus California Municipal Income, Inc.

SEMIANNUAL REPORT March 31, 2004



Dreyfus California Municipal Income, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

Contents

THE FUND

FOR MORE INFORMATION



The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus California Municipal Income, Inc. covers the six-month period from October 1, 2003, through March 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Darcy.

Municipal bonds generally continued to rally during the reporting period, despite heightened market volatility and the onset of a stronger U.S. economy. Although recovering economies historically have given rise to inflationary pressures, which have tended to hinder returns from the more interest-rate-sensitive areas of the tax-exempt bond market, the current cycle has been different to date. Sluggish job growth has helped forestall potential inflationary factors, and a rising supply of municipal bonds has supported their yields compared to comparable taxable bonds, benefiting performance.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the municipal bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Darcy, Portfolio Manager

How did Dreyfus California Municipal Income, Inc. perform relative to its benchmark?

For the six-month period ended March 31, 2004, the fund achieved a total return of 3.57%.[1] During the same period, the fund provided income dividends of $0.2200 per share, which is equal to a distribution rate of 5.33%.[2]

Despite heightened market volatility in a recovering economy, California municipal bonds generally ended the reporting period with prices that were higher than where they began, contributing positively to the fund's total return. However, the fund reduced its dividend distribution rate during the reporting period, primarily because of lower yields on securities purchased with the income and principal proceeds from holdings that matured, were sold or were redeemed early by their issuers during the reporting period.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal and California personal income taxes to the extent consistent with the preservation of capital. During periods of normal market conditions, the fund invests 100% of the value of its net assets in California municipal obligations. The fund invests in municipal obligations which, at the time of purchase, are rated investment-grade or the unrated equivalent as determined by Dreyfus in the case of bonds, and rated in the two highest rating categories or the unrated equivalent as determined by Dreyfus in the case of short-term obligations having, or deemed to have, maturities of less than one year.

We have constructed a portfolio by looking for income opportunities through analysis of each bond's structure, including paying close attention to a bond's yield, maturity and early redemption features.

Over time, many of the fund's relatively higher-yielding bonds mature or are redeemed by their issuers, and we generally attempt to replace those bonds with investments consistent with the fund's investment policies, albeit with yields that reflect the then-current interest-rate environment. When we believe that an opportunity presents itself, we seek to upgrade the portfolio's investments with bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually will look to sell bonds that are close to redemption or maturity.

What other factors influenced the fund's performance?

When the reporting period began, stronger than expected economic growth had already sparked a sharp decline in the prices of U.S. fixed-income securities, causing tax-exempt bonds to suffer one of the worst six-week declines in their history during the summer of 2003. At the same time, California was in the midst of political turmoil as record-setting budget deficits loomed and the campaign to recall the state's governor gained momentum, and the state's bonds fell more sharply than those of most other states.

Although the market subsequently remained volatile as investors' economic expectations changed, municipal bond prices gradually recovered during the reporting period, contributing positively to the fund's total return. Despite renewed fears of potential inflationary pressures in the recovering economy, bond prices were supported by persistently sluggish job growth and the Federal Reserve Board's assurances that it could be patient before raising short-term interest rates. In addition, a rebound in the prices of California securities was supported by the election of a new governor in October. By the reporting period's end, voters had approved a borrowing plan to address many of the state's more pressing fiscal problems, removing some of the near-term uncertainty that had plagued the California market.

In a market environment characterized by historically low borrowing rates, many California municipalities and authorities redeemed their seasoned bonds on their first available "call" dates and refinanced their debt at lower rates. As a result, a number of the fund's longstanding holdings were retired early, and principal was returned to the fund.

Because these bonds could not be replaced with securities offering similar yield levels, proceeds from their redemptions generally were redeployed among securities with what we believed to be attractive yields for the current environment.

When reinvesting the proceeds from redeemed bonds, we generally favored relatively liquid bonds from issuers rated "single-A" or better. Because yield differences between single-A rated and above and lower-rated bonds were narrower than historical norms for much of the reporting period, it made little sense to us to incur the additional risks of lower-quality securities, including California's unsecured general obligation debt. Instead, we focused primarily on bonds issued by school districts, electric utilities and other revenue-producing essential-services facilities generally with ratings of single-A or better. In addition, we continued to employ certain yield enhancement strategies designed to augment the nominal income produced by the fund's holdings.

What is the fund's current strategy?

We have continued to maintain the fund's current strategy while California government officials attempt to address the state's long-term, structural deficit. However, we are aware that the state may begin to cut local aid as part of a deficit-reduction program, which could result in greater fiscal pressures for local bond issuers. Accordingly, we intend to continue to monitor closely the fiscal health of California municipalities, and we are prepared to alter our strategies if we detect signs of deterioration.

April 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment returns fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

STATEMENT OF INVESTMENTS

March 31, 2004 (Unaudited)

Long-Term Municipal Investments−94.9%	Principal Amount ($)	Value ($)
California−81.8%		
ABAG Financial Authority For Nonprofit Corps.:		
MFHR (Central Park Apartments)		
5.60%, 7/1/2038	815,000	847,551
Revenue (Sansum-Santa Barbara)		
5.50%, 4/1/2021	2,000,000	2,098,200
California 9.416%, 12/1/2018	375,000 [a,b]	387,405
California Health Facilities Financing Authority, Revenue:		
Health Facilities Financing (Cedars-Sinai Medical Center)		
6.125%, 12/1/2030	1,000,000	1,083,750
(Sutter Health) 6.25%, 8/15/2035	750,000	851,693
California Pollution Control Finance Authority:		
PCR 10.285%, 6/1/2014	1,000,000 [a,b]	1,401,280
SWDR:		
(Browning Ferris Industries):		
5.80%, 12/1/2016	2,000,000	1,918,460
6.75%, 9/1/2019	600,000	604,674
(Keller Canyon Landfill Co. Project)		
6.875%, 11/1/2027	1,000,000	1,001,190
California Statewide Communities Development Authority, COP (Catholic Healthcare)		
6.50%, 7/1/2020	500,000	549,240
Capistrano Unified School District, Special Tax (Community Facilities District Number 98-2-Ladera)		
5.75%, 9/1/2029	1,000,000	1,018,970
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California) 6%, 2/1/2030	1,000,000	1,038,700
Contra Costa Water District, Water Revenue 5%, 10/1/2019 (Insured; FSA)	1,000,000	1,080,440
Emeryville Public Financing Authority, Revenue (Shellmound Park Redevelopment Project) 6.80%, 5/1/2014 (Prerefunded 5/1/2004)	500,000 [c]	512,390
Escondido Improvement Bond, Act of 1915 (Reassessment District Number 98) 5.70%, 9/2/2026	440,000	449,381
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue 5.75%, 1/15/2040	500,000	510,800
Long Beach Special Tax Community Facilities District Number 5 (Towne Center) 6.875%, 10/1/2025	500,000	524,410

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Manteca Financing Authority, Sewer Revenue		
5%, 12/1/2033 (Insured; MBIA)	1,000,000	1,043,970
Palmdale Civic Authority, Revenue		
(Merged Redevelopment Project Areas):		
6.60%, 9/1/2034 (Prerefunded 9/1/2004)	590,000 c	615,505
6.60%, 9/1/2034	410,000	421,874
Pomona, COP, General Fund Lease Financing		
5.50%, 6/1/2028 (Insured; AMBAC)	1,000,000	1,113,100
Redwood Empire Financing Authority, COP		
6.40%, 12/1/2023	2,750,000	2,828,925
Sacramento City Financing Authority, Revenue		
9.543%, 12/1/2014	570,000 a,b	735,898
Sacramento County, Community Facilities		
District Number 1, Special Tax		
5.70%, 12/1/2020	740,000	755,133
Sacramento County Housing Authority,		
MFHR (Cottage Estate Apartments)		
6%, 2/1/2033	1,000,000	1,075,620
San Diego County, COP:		
5.70%, 2/1/2028	1,000,000	826,230
(Burnham Institute) 6.25%, 9/1/9029	1,000,000	1,038,080
San Jose Redevelopment Agency, Tax Allocation		
(Merged Area Redevelopment Project)		
5.25%, 8/1/2029	1,000,000	1,026,180
South Placer Authority, Wastewater Revenue		
5.25%, 11/1/2027 (Insured; FGIC)		
(Prerefunded 11/1/2010)	1,000,000 c	1,167,680
Southeast Resource Recovery Facility Authority,		
5.25%, 12/1/2018 (Insured; AMBAC)	500,000	555,390
Torrance Redevelopment Agency,		
Tax Allocation Revenue 5.625%, 9/1/2028	500,000	502,375
Turlock Health Facility, COP		
(Emanuel Medical Center)		
5.75%, 10/15/2023	2,500,000	2,523,500
Valley Health System, HR		
(Improvement Project)		
6.50%, 5/15/2025	500,000	392,470
West Basin Municipal Water District, Revenue, COP:		
5.25%, 8/1/2015 (Insured; MBIA)	500,000	565,095
5.25%, 8/1/2016 (Insured; MBIA)	500,000	560,460

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related–13.1%		

Commonwealth of Puerto Rico
  Highway and Transportation Authority,
  Transportation Revenue
  8.83%, 7/1/2038
	1,000,000 [a,b]	1,069,230

Commonwealth of Puerto Rico
  Infrastructure Financing Authority,
  Special Tax Revenue
  8.675%, 7/1/2015
	1,000,000 [a,b]	1,194,470

Guam Power Authority, Revenue 6.75%, 10/1/2024 (Prerefunded 10/1/2004)	1,000,000 [c]	1,048,610

Virgin Islands Public Finance Authority,
  Revenue, Subordinated Lien Fund Loan Notes
  6%, 10/1/2022
	2,000,000	2,048,000

Total Long-Term Municipal Investments (cost $37,008,029)		**38,986,329**
Short-Term Municipal Investments–3.4%		
California;		
California Health Facilities Financing Authority, HR, VRDN 1.12% (Insured; MBIA)	1,000,000 [d]	1,000,000

Metropolitan Water District,
  Southern California Waterworks, Revenue,
  VRDN 1.10%
	400,000 [d]	400,000

Total Short-Term Municipal Investments (cost $1,400,000)		**1,400,000**
Total Investments (cost $38,408,029)	**98.3%**	**40,386,329**
Cash and Receivables (Net)	**1.7%**	**700,488**
Net Assets	**100.0%**	**41,086,817**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
COP	Certificate of Participation		
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
		PCR	Pollution Control Revenue
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
HR	Hospital Revenue	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	32.2
AA		Aa		AA	2.1
A		A		A	9.9
BBB		Baa		BBB	28.5
BB		Ba		BB	8.7
B		B		B	2.0
F1		MIG1/P1		SP1/A1	3.5
Not Rated [e]		Not Rated [e]		Not Rated [e]	13.1
					100.0

[a] *Inverse floater security—the interest rate is subject to change periodically.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to a qualified institutional buyers. At March 31, 2004, these securities amounted $4,788,283 or 11.7% of net assets.*

[c] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	38,408,029	40,386,329
Cash		36,661
Interest receivable		722,135
Prepaid expenses		4,527
		41,149,652
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		27,393
Accrued expenses		35,442
		62,835
Net Assets ($)		**41,086,817**
Composition of Net Assets ($):		
Paid-in capital		42,305,005
Accumulated undistributed investment income—net		95,848
Accumulated net realized gain (loss) on investments		(3,292,336)
Accumulated net unrealized appreciation (depreciation) on investments		1,978,300
Net Assets ($)		**41,086,817**
Shares Outstanding		
(110 million shares of $.001 par value Common Stock authorized)		4,572,972
Net Asset Value per share ($)		**8.98**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**1,147,956**
Expenses:	
Management fee–Note 3(a)	143,135
Auditing fees	15,141
Shareholder servicing costs–Note 3(b)	8,319
Legal fees	7,141
Shareholders' reports	6,790
Directors' fees and expenses–Note 3(c)	2,027
Registration fees	1,788
Custodian fees–Note 3(b)	1,644
Miscellaneous	6,286
Total Expenses	**192,271**
Investment Income–Net	**955,685**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(46,890)
Net unrealized appreciation (depreciation) on investments	444,396
Net Realized and Unrealized Gain (Loss) on Investments	**397,506**
Net Increase in Net Assets Resulting from Operations	**1,353,191**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2004 (Unaudited)	Year Ended September 30, 2003
Operations ($):		
Investment income–net	955,685	1,949,317
Net realized gain (loss) on investments	(46,890)	(1,415,857)
Net unrealized appreciation (depreciation) on investments	444,396	770,436
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**1,353,191**	**1,303,896**
Dividends to Shareholders from ($):		
Investment income–net	(1,006,054)	(2,085,275)
Net realized gain on investments	(20,578)	–
Total Dividends	**(1,026,632)**	**(2,085,275)**
Total Increase (Decrease) in Net Assets	**326,559**	**(781,379)**
Net Assets ($):		
Beginning of Period	40,760,258	41,541,637
End of Period	**41,086,817**	**40,760,258**
Undistributed investment income–net	95,848	114,219

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements and market price data for the fund's shares.

	Six Months Ended March 31, 2004 (Unaudited)	Year Ended September 30,				
		2003	2002[a]	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	8.91	9.08	9.20	8.88	8.98	9.77
Investment Operations:						
Investment income—net	.21[b]	.43[b]	.48[b]	.49	.48	.48
Net realized and unrealized gain (loss) on investments	.08	(.14)	(.14)	.30	(.06)	(.71)
Total from Investment Operations	.29	.29	.34	.79	.42	(.23)
Distributions:						
Dividends from investment income—net	(.22)	(.46)	(.46)	(.47)	(.52)	(.56)
Dividends from net realized gain on investments	(.00)[c]	–	–	–	–	–
Total Distributions	(.22)	(.46)	(.46)	(.47)	(.52)	(.56)
Net asset value, end of period	8.98	8.91	9.08	9.20	8.88	8.98
Market value, end of period	8.25	8.26	8.31	8.30	8 1/4	9 5/8
Total Return (%)[d]	2.64[e]	5.09	5.64	6.31	(8.70)	(2.21)
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.94[f]	1.00	.98	.95	1.07	1.02
Ratio of net investment income to average net assets	4.67[f]	4.79	5.35	5.36	5.54	5.09
Portfolio Turnover Rate	5.14[e]	17.50	10.23	4.26	20.44	25.65
Net Assets, end of period ($ x 1,000)	41,087	40,760	41,542	42,069	40,617	41,031

[a] As required, effective October 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended September 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 5.34% to 5.35%. Per share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Calculated based on market value.

[e] Not annualized.

[f] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus California Municipal Income, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal and California personal income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The fund's shares trade on the American Stock Exchange under the ticker symbol DCG.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued on the last business day of each week and month by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

For shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) based on the record date's respective prices. If the net asset value per share on the record date is lower than the market price per share, shares will be issued by the fund at the record date's net asset value on the payable date of the distribution. If the net asset value per share is less than 95% of the market value, shares will be issued by the fund at 95% of the market value. If the market price is lower than the net asset value per share on the record date, Mellon will purchase fund shares in the open market commencing on the payable date and reinvest those shares accordingly. As a result of purchasing fund shares in the open market, fund shares outstanding will not be affected by this form of reinvestment.

On March 31, 2004, the Board of Directors declared a cash dividend of $.034 per share from investment income-net, payable on April 29, 2004 to shareholders of record as of the close of business on April 15, 2004.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $1,804,915 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2003. If not applied, $274,359 of the carryover expires in fiscal 2004, $1,222,300 expires in fiscal 2005 and $308,256 expires in fiscal 2009.

The tax character of distributions paid to shareholders during the fiscal years ended September 30, 2003 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2004, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .70 of 1% of the value of the fund's average weekly net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage fees and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the fund, the fund may deduct from payments to be made to the Manager, or the Manager will bear, the amount of such excess to the extent required by state law. During the period ended March 31, 2004, there was no expense reimbursement pursuant to the Agreement.

The components of Due to The Dreyfus Corporation and affiliates consists of: management fees $24,543, custodian fees $382 and transfer agency per account fees $2,468.

(b) The fund compensates Mellon under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2004, the fund was charged $9,848 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2004, the fund was charged $1,644 pursuant to the custody agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2004, amounted to $3,622,390 and $1,970,810, respectively.

At March 31, 2004, accumulated net unrealized appreciation on investments was $1,978,300, consisting of $2,355,177 gross unrealized appreciation and $376,877 gross unrealized depreciation.

At March 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

OFFICERS AND DIRECTORS

Dreyfus California Municipal Income, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino, Chairman
Clifford L. Alexander Jr.
Lucy Wilson Benson
David W. Burke
Whitney I. Gerard
Arthur A. Hartman
George L. Perry

Officers

President
 Stephen E. Canter
Vice President
 Mark N. Jacobs
Executive Vice Presidents
 Stephen R. Byers
 A. Paul Disdier
Secretary
 Michael A. Rosenberg
Assistant Secretaries
 Robert R. Mullery
 Steven F. Newman
 Jeff Prusnofsky
Treasurer
 James Windels
Assistant Treasurers
 Gregory S. Gruber
 Kenneth J. Sandgren

Portfolio Managers

Joseph P. Darcy

Portfolio Managers (continued)

A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Scott Sprauer
Bill Vasiliou
James Welch
Monica S. Wieboldt

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Bank, N.A.

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend Disbursing Agent and Registrar

Mellon Bank, N.A.

Stock Exchange Listing

AMEX Symbol: DCG

Initial SEC Effective Date

10/21/88

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Bond Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

Dreyfus California Municipal Income, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent and Registrar

Mellon Bank, N.A.
85 Challenger Road
Ridgefield Park, NJ 07660

0426SA0304